UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers: 333-16837, 333-223183, 333-202185, 333-253532 and 333-277313

AVALONBAY COMMUNITIES, INC.

(ERP Operating Limited Partnership, as ultimate successor by merger to AvalonBay Communities, Inc.)

(Exact name of registrant as specified in its charter)

c/o Vivmark Residential

Two North Riverside Plaza

Chicago, Illinois 60606

4040 Wilson Blvd., Suite 1000

Arlington, Virginia 22203

(312) 474-1300 or (703) 329-6300

(Addresses, including zip codes, and telephone numbers, including area codes, of registrant’s principal executive offices)

2.900% Notes due 2026

3.350% Notes due 2027

3.200% Notes due 2028

3.900% Notes due 2046

4.150% Notes due 2047

1.900% Senior Notes due 2028

3.300% Notes due 2029

2.300% Notes due 2030

2.450% Notes due 2031

2.050% Senior Notes due 2032

5.000% Senior Notes due 2033

5.300% Senior Notes due 2033

4.350% Notes due 2048

4.350% Senior Notes due 2030

5.350% Senior Notes due 2034

5.000% Senior Notes due 2035

1996 Non-Qualified Employee Stock Purchase Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

2.900% Notes due 2026: 53

3.350% Notes due 2027: 59

3.200% Notes due 2028: 64

3.900% Notes due 2046: 28

4.150% Notes due 2047: 32

1.900% Senior Notes due 2028: 57

3.300% Notes due 2029: 50

2.300% Notes due 2030: 66

2.450% Notes due 2031: 61

2.050% Senior Notes due 2032: 58

5.000% Senior Notes due 2033: 69

5.300% Senior Notes due 2033: 59

4.350% Notes due 2048: 30

4.350% Senior Notes due 2030: 58

5.350% Senior Notes due 2034: 54

5.000% Senior Notes due 2035: 48

1996 Non-Qualified Employee Stock Purchase Plan: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, ERP Operating Limited Partnership, as successor by merger to AvalonBay Communities, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ERP Operating Limited Partnership
By: Vivmark Residential, its general partner

Date: September 16, 2026	By:	/s/ Scott J. Fenster
Name: Scott J. Fenster
Title: Executive Vice President, General Counsel and Corporate Secretary